
Mail Stop 3628

April 22, 2010

Via Facsimile at (212) 309-1100 and U.S. Mail

Dee Ann Dorsey, Esq.
Hunton & Williams LLP
200 Park Avenue
New York, New York

>   **Re:** **CapLease, Inc.**
> **Schedule TO-I**
> **File No. 5-80412**
> **Filed April 13, 2010**

Dear Ms. Dorsey:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Offer to Exchange, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Cover

1.   Your offer must remain open until midnight on May 10, 2010 in order to comply with the requirements of Rule 13e-4(f)(1)(i). See Rule 13e-4(a)(3) (defining "business day" as the time period between 12:01 a.m. and 12:00 midnight on any day other than a weekend or federal holiday). Please revise to extend the offer period to ensure that that your offer is open at least twenty full business days.

Cautionary Statement Regarding Forward Looking Statements, page ii

2.   The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the Reform Act in future offer materials, including press releases or other communications. In addition, revise the disclosure here to make clear that its protections for forward-looking statements do not apply to disclosure in the offer materials.

Summary of the Offer, page 1

3. Include a brief discussion fo the accounting treatment of the transaction, or explain why the accounting treatment is not material in the context of this offer. See Item 1004(a)(1)(xi) of Regulation M-A.

Purpose of the Offer, page 4

4. Revise to state why you are seeking to repurchase the Notes, and to describe the effect on CapLease, including on its balance sheet. See Item 1006(a) of Regulation M-A.

Conditions to the Offer, page 10

5.   Some of your conditions lack sufficient specificity to permit objective verification by Note holders that the conditions have been satisfied. Please revise the following points to provide greater clarity:

- In sub-paragraph (v), revise to state specifically what kinds of events affecting the credit markets would cause you to terminate the transaction. That is, are you referring to only those events that would negatively affect the credit markets? If so, please specify;

- In sub-paragraph (v) and (vi), revise to limit the scope of these conditions by specifying the "contemplated benefits of the Offer" to which you refer in each instance.

6.   We note the representation that the Company may assert the conditions, including any action or inaction by the Company or its affiliates giving rise to any condition. All

offer conditions must be reasonably specified and outside the control of the CapLease. Therefore, please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Company.

7.   We note your disclosure that the conditions "may be asserted by us…. at any time or from time to time in our sole discretion." Please revise to clarify that all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.   See Rule 14e-1(c).

8.   We note your disclosure that the Company will not be required to accept tendered Notes pursuant to the offer if the conditions have not been satisfied. As the bidder, the Company has the right to waive any listed offer condition. However, if a condition is "triggered," the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm your understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Miscellaneous, page 19

9.   We note your disclosure that the Offer "will not be made to, nor will tenders be accepted from or on behalf of" holders residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders. .

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a

Dee Ann Dorsey, Esq.
Hunton & Williams LLP
April 22, 2010
Page 4

cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Depending upon your response to these comments, you may need to distribute a supplement to security holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3267 if you have any questions regarding our comments.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions